Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-102220) on Form S-8 of the National Fuel Gas Company Tax-Deferred Savings Plan of our report dated June 22, 2015, with respect to the statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the National Fuel Gas Company Tax-Deferred Savings Plan.

/s/ Bonadio & Co., LLP

Bonadio & Co., LLP
June 22, 2015
Amherst, New York